Filed by Seven Oaks Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Seven Oaks Acquisition Corp.

Commission File No. 001-39817

Seven Oaks Acquisition Corp. Boxed, Inc. and Seven Oaks Acquisition Corp. Business Combination Announcement Conference Call June 14, 2021

C O R P O R A T E P A R T I C I P A N T S

Keil Decker, Managing Director, ICR

Gary Matthews, Chairman and Chief Executive Officer, Seven Oaks Acquisition Corp.

Chieh Huang, Chief Executive Officer, Boxed, Inc.

P R E S E N T A T I O N

Keil Decker

Thank you for joining us and welcome to the Seven Oaks Acquisition Corp. Boxed, Inc. Business Combination Agreement Webcast and Conference Call of Management’s prepared remarks.

The information discussed today is qualified in its entirety by reference to the Form 8-K that was filed earlier today by Seven Oaks and may be accessed on the SEC’s website, sec.gov.

Please note that the press release issued this morning and related documents can also be found on Seven Oaks’ website at sevenoaksacquisition.com.

The investor deck has been posted on Seven Oaks’ website as well and is available for download. Please review the disclaimers included therein. The disclaimers included in the investor deck are also applicable to this presentation.

Also, statements made during this call that are not statements of historical facts constitute forward-looking statements under Federal Securities laws. Such forward-looking statements include statements with respect to the estimated timing of the proposed transaction between Seven Oaks and Boxed, the anticipated future operating performance of Boxed, and other remarks regarding Boxed’s growth strategy and opportunities.

These forward-looking statements are based on current expectations that are subject to risks, uncertainties, and other factors that could cause our actual results to differ from historical results and/or from our forecast, including those set forth in Seven Oaks’ Form 8-K filed today, and the exhibits filed therewith, and the registration statement to be filed with the SEC.

For more information, please refer to these risks, and uncertainties, and other factors discussed in Seven Oaks’ SEC filings. All cautionary statements that we make during this call are applicable to any forward-looking statements we make wherever they appear. You should carefully consider the risks, uncertainties, and other factors discussed in Seven Oaks’ SEC filings.

Do not place undue reliance on forward-looking statements, which we assume no responsibility for updating. In addition, statements made today regarding expected cash and equity ownership following the transaction do not take into account any possible redemptions of existing Seven Oaks shareholders prior to the business combination.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Hosting today’s call are Chieh Huang, Chief Executive Officer of Boxed, and Gary Matthews, Chairman and Chief Executive Officer of Seven Oaks Acquisition Corp.

With that, I will now turn the call over to Gary. Gary?

Gary Matthews

Thank you, and welcome everyone to the Seven Oaks Boxed conference call.

After evaluating over 70 potential transactions, we are excited to announce that Seven Oaks has identified the ideal partner, entering into a definitive business combination agreement to combine its public Company with Boxed, a leading e-commerce platform that leverages its proprietary technology to promote user-friendly shopping experience for bulk purchases, with significant competitive advantages and multiple opportunities to accelerate growth and drive value creation.

Our investment criteria were straightforward; identify a company with a proven track record of strong growth and a clear strategy. We were looking for a culture powered by ESG guidelines and principles, and a proven management team that could lead the business into the next chapter of growth, and we found exactly that in Boxed.

Boxed has a tremendous record of growth over the last few years and a clear, compelling, multi-faceted strategy, with B2C and B2B platforms as well as a burgeoning SaaS business. With Seven Oaks’ funding, Boxed will have the necessary capital to pursue the Company’s high-growth, margin expansion opportunities going forward.

Specific to the transaction, we have valued Boxed at $640 million as a pre-money enterprise value, which is an attractive two times 2022 revenue, and a healthy discount relative to the Company’s public peer set median of 3.6x. With the addition of Seven Oaks’ capital, Boxed would have a market cap of nearly $900 million based on the transaction price, and all the Boxed equity rolled into the public Company as part of the transaction.

Aligning with the missions of Boxed and Seven Oaks, Seven Oaks has committed to allocate a million dollars of founder shares shortly after closing to an ESG-focused foundation to support the social programs at Boxed. With your support and the support of the investors who have committed $120 million in equity and convertible debt financing in connection with the transaction, we would put approximately $300 million on the Boxed balance sheet to drive a very exciting growth strategy. We plan to build a strong Board of Directors, which I’ll chair, consisting of a combination of executives with a focus on ESG and diversity.

Over the past six months, I’ve gotten to know Chieh Huang, CEO, quite well. He’s an outstanding leader with both strategic vision and the gravitas to run a billion dollar business. Seven Oaks is backing Boxed, backing Chieh, and backing the outstanding team at Boxed with whom we’ve worked over the past six months.

Let me now turn it now over to Chieh to offer the Boxed perspective on the proposed merger, and why he’s so excited about the future.

Chieh Huang

Thank you very much, Gary.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Let me first say that I am beyond excited about the upcoming merger given how additive and complementary the Seven Oaks team is to Boxed, and how we believe the capital provided from this transaction should fuel our accelerated growth and lead to a materially enhanced margin profile over the next several years.

I'm particularly excited to have Gary as Chairman, and Drew Pearson joining our Board. Gary and his team formed Seven Oaks with a strong commitment to ESG principles, including hiring the first Chief ESG Officer among SPACs. Seven Oaks’ shared commitment to and full alignment with our ESG mission is coupled with deep transactional and industry experience, particularly in the area of technology and grocery, which Boxed can leverage.

Over the course of Gary’s extensive 25-year professional career, he has shown himself more than capable of driving meaningful growth and shareholder value, both as CEO and from the board room. Most recently he was CEO at IES, a $1.5 billion public company that designed and installed integrated electrical and technology systems and had roughly the same market cap as Boxed. Gary increased EBITDA and share price by over 50% in under two years.

Previously at Morgan Stanley Private Equity, one of his most successful investments was a large, regional grocer where he served as Chairman and grew EBITDA by more than two times over six years. Moreover, Gary has a tremendous wealth of knowledge and a robust rolodex of industry contacts that we believe will serve us well as we continue to grow.

With that, let me share with you the Boxed story, and tell you more about why we’re so excited about entering the public markets during this pivotal stage in our lifecycle.

What we’ve created over the last seven years can be visualized as a funnel. At the top of that funnel, and the first step in the Boxed business, is customer traffic, driven by a need to stock up and to save on bulk essentials. These are customers not just looking for a single item or even a single bulk item, rather, they are customers, nearly 70% of whom live in rural areas and small towns and are underserved by most retailers, who are looking to fill up their pantries.

It’s important to note that we are not only pursuing the $100 billion online grocery market for consumers, which is expected to grow at an approximate 20% CAGR over the next five years to almost $250 billion, but we are also servicing businesses as well. In our view, coffee, snacks, and other pantry items are becoming as important for businesses in the small and mid-size business space, all the way up to the Fortune 500.

We have proven highly successful at growing our B2B platform as we realized over a 50% CAGR from 2015 to 2019, and as the economy continues to re-open and society goes back to work, we are well-positioned to capitalize on the recovery.

The second step really showcases and leverages the beauty of the Boxed experience. The simplicity of the user-friendly experience both on the website and the app allows our customer to browse and discover items with ease, yielding large order values. Our average B2C customer is buying nearly $100 worth of goods and eight items from us in a single shop, while our average B2B order is over double that.

In the third step of the funnel, our technology continues to shine. We’ve built a proprietary, cost per click, programmatic ad platform that allows consumer packaged goods companies to bid on web and app placements that drive real return on ad spend. These companies can set up their accounts with a budget of their choosing, then bid on the exact slots to deploy that budget and see the resulting return on ad spend in real time. We’ve received great feedback as this allows our vendors to spend high-impact advertising dollars at that point of customer conversion, and we see a meaningful runway to increase this high margin business as a percentage of total GMV over the next several years.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Today, out of the approximately 2,000 items we carry, almost all are first party, meaning we take inventory of the item into one of our facilities from the manufacturer, and we then sell the item.

For step four of the funnel, we’re super excited to say that for adjacent categories, think Health and Beauty Care, Pet, Baby, Home and Organics, we are opening up our platform to third-party sellers. These sellers will gain access to our growing, loyal Boxed customer base, and in turn, our customers will be provided a deeper, broader, and richer assortment of products that should translate into larger baskets and greater wallet share over time. Our third-party partners can, of course, leverage the advertising tools we’ve built as well to target greater visibility for their products.

In step five, we’ve built a low Capex fulfillment network that allows us to deliver bulk goods to anywhere in the continental USA. We’re proud to provide 90% delivery availability within two days or less. With this business combination, we intend to expand our fulfillment network and options to be able to provide even faster and lower cost delivery.

When we say we are a technology company, we mean it. We build the vast majority of our own technology even down to the automation hardware. In our newest fulfillment center, we utilize our own robotics that we designed and built in-house at a fraction of the cost of what we would pay to an outside party. We believe that is truly rare and a notable differentiator in the market today.

Lastly, for step six, because the majority of what we sell are consumables, our AI models learn and predict when a customer might run out of a particular product, which allows us to send a message to our customers reminding them to say, hey, come back and shop Boxed again.

Every step of the way, our business is powered by our proprietary end-to-end technology and software. This has enabled us to take advantage of the e-commerce technology enabler market and allow others to use this valuable technology through our unique SaaS offering.

In January 2021, we signed a multi-year, SaaS partnership agreement with Aeon Group, one of Asia’s largest retail conglomerates, which we believe shows the enterprise-level power and sophistication of the platform we’ve built. This agreement initially covers Aeon’s number two market, Malaysia, and we look forward to executing our growth strategy to expand this relationship in the coming years.

We’ve done all of this without losing sight of our ESG mission. We take care of our employees, even though it seems contrarian to do so these days, by subsidizing life-changing events. We also provide our front-line workers an emergency fund that they can use to cover costs such as an unexpected medical cost or car repair.

We also take care of our customers, reducing pricing for hygiene products for women to match the prices of those same items for men, also know as the Pink Tax.

Lastly, we take care of the environment, through our recycling efforts in all of our fulfillment centers, with all the proceeds going back to our employees in the form of free lunches. ESG is in our DNA, a point of pride for all of us here at Boxed.

Turning to some key financial highlights. In 2020, we had $187 million in net revenue, which translates to a two-year CAGR of 33%. From a gross margin perspective, we delivered 14% in 2020. We are very confident that we can continue to achieve the momentum we have seen historically. That’s why we are projecting strong net revenue growth of 44% in 2022, and we are building to deliver over a billion dollars in net revenue and 1,000 basis points of gross margin expansion by 2026.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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In conclusion, with our partnership with Seven Oaks, we are partnering with a world-class team that we believe can help us maximize our scaled, high-growth, and differentiated e-commerce platform. As we enter our next phase as a public company, we’ll now have the access to committed capital that will enable us to fund additional B2B and B2C growth, third-party marketplace expansion, and our unique SaaS business.

It's been my pleasure to give you an overview of what we do here at Boxed. Thank you for your time today.

I’ll now turn it over to Gary to close it out for us.

Gary Matthews

Thanks, Chieh.

We're very fortunate to find a company with such an impressive track record and an equally attractive outlook. We are incredibly excited to be partnering with Chieh and his team at Boxed. The Seven Oaks team is committed, invested, and highly motivated to help scale Boxed for long-term success.

With that, we’d like to thank you for your time and attention today. If you have any questions regarding today’s announcement, please visit our website, sevenoaksacquisition.com, or feel free to contact boxedir@icrinc.com.

Thanks again, and go visit boxed.com and shop our website. Thank you.

ViaVid has made considerable efforts to provide an accurate transcription. There may be material errors, omissions, or inaccuracies in the reporting of the substance of the conference call. This transcript is being made available for information purposes only.

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Additional Information and Where to Find It

Additional information about the proposed transaction, including a copy of the merger agreement, will be provided in a Current Report on Form 8-K that will be filed by Seven Oaks Acquisition Corp. (the “Company” or “SVOK”) with the Securities Exchange Commission (the “SEC”) and will be available at www.sec.gov.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed participants in the solicitation of proxies from the Company’s stockholders with respect to the proposed business combination. A list of the names of those directors and executive officers and a description of their interests in the Company is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to Seven Oaks Acquisition Corp., 445 Park Avenue, 17th Floor, New York, NY 10022, Attention: Drew Pearson, Chief Financial Officer, (917) 214-6371. Additional information regarding the interests of such participants will be contained in the Registration Statement when available.

Boxed and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the Registration Statement when available.

Forward-Looking Statements

Certain statements, estimates, targets, and projections in this presentation may be considered forward-looking statements. The Company’s and Boxed’s actual results may differ from their expectations, estimates and projections and consequently, you should no rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and Boxed’s expectations with respect to future performance and anticipated financial impacts of the business combination, the satisfaction of the closing conditions to the business combination, the timing of the completion of the business combination and other risks and uncertainties set forth in the section entitled "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 31, 2021 and amended on June 3, 2021, and other risks and uncertainties indicated from time to time in the definitive proxy statement to be delivered to the Company’s stockholders and related registration statement on Form S-4, including those set forth under "Risk Factors" therein, and other documents to be filed with the SEC by the Company. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s and Boxed’s control and are difficult to predict. Nothing in this presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements.